SO
3-22-04

UP 3-4-04

04001724

SEC[illegible] [illegible]MMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westcott Securities, LLC

OFFICIAL USE ONLY
45532
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Westcott Drive
(No. and Street)

Houston (City) Texas (State) 77007 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2004
WASH. DC 188

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy K. Johnson (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway Suite 1000 (Address) Houston (City) Texas (State) 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Kristy K. Johnson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Westcott Securities, LLC**, as of **December 31**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Kristy K. Johnson FINOP

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **See Note D**
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **N/A**
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. **See Schedule III**
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. **N/A**
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. **N/A**
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCOTT SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

CONTENTS

Harper & Pearson Company Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

To the Members
Westcott Securities, L.L.C.
Houston, Texas

We have audited the accompanying balance sheets of Westcott Securities, L.L.C. as of December 31, 2003 and 2002 and the related statements of operations and members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westcott Securities, L.L.C. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
February 20, 2004

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

WESTCOTT SECURITIES, L.L.C.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash and equivalents	$ 9,511	$ 434,492
Deposit with clearing agent	25,000	25,000
Receivable from clearing agent and other	2,804	17,272
Due from affiliate	1,250	-
Loans to members	29,000	40,000
Other assets, net	7,500	7,500
TOTAL ASSETS	$ 75,065	$ 524,264

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
Accounts payable	$ 9,488	$ 297,767
Members' equity	65,577	226,497
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 75,065	$ 524,264

See accompanying notes.

WESTCOTT SECURITIES, L.L.C.
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Commissions	$ 322,409	$ 413,241
Other income	689,595	719,405
TOTAL REVENUES	1,012,004	1,132,646
EXPENSES		
Management fees	281,187	610,922
Annuity commissions	9,994	209,900
Clearing agent fees	70,140	135,230
Exchange fees and membership dues	27,497	33,349
Insurance and bonds	21,873	16,235
Other operating expenses	734,900	67,610
TOTAL EXPENSES	1,145,591	1,073,246
NET (LOSS) INCOME	(133,587)	59,400
MEMBERS' EQUITY, BEGINNING OF YEAR	226,497	167,097
Redemption of member interest	(27,333)	-
MEMBERS' EQUITY, END OF YEAR	$ 65,577	$ 226,497

See accompanying notes.

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	$ (133,587)	$ 59,400
Adjustments to reconcile net income to net cash provided by operating activities		
Write down of other assets	-	7,500
Changes in operating assets and liabilities		
Receivable from clearing agent and other	14,468	(630)
Due from affiliate	(1,250)	-
Accounts payable	(288,279)	297,767
Net cash (used) provided by operating activities	(408,648)	364,037
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans to Members	(29,000)	(40,000)
Collection on member loan	40,000	-
Cash provided (used) by investing activities	11,000	(40,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Acquisition of member interest	(27,333)	-
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	(424,981)	324,037
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	434,492	110,455
CASH AND EQUIVALENTS AT END OF YEAR	$ 9,511	$ 434,492

See accompanying notes.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Westcott Securities, L.L.C. ("the Company") was formed under Texas State Law as a limited liability company. The Company commenced active operations in May, 1998.

Nature of Operations – The Company is licensed as a broker/dealer of securities. It acts in an agency capacity as an introducing broker on a fully-disclosed basis providing brokerage services for its customers through a clearing agent and charging a commission for those services. Accordingly, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(ii). The Company's operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Its principal market is the general public in the Southeastern region of Texas.

Cash Flow Statement – For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Deposit with Clearing Agent – Deposits with clearing agent, which are cash, are valued at cost which approximates market value.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Company contracts with a clearing agent for all securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Company does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from clearing agent represents the Company's share of commissions for transactions conducted through the clearing agent.

Federal Income Taxes – The Company was formed under state law as a limited liability company. As a limited liability company, it is considered a partnership under the provisions of the Internal Revenue Code of 1986. The Company's income, losses, and tax credits will be included in the individual income tax returns of the Members. Accordingly, the Company does not record a provision for Federal income taxes.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CASH DEPOSITS WITH CLEARING AGENT

Cash in the amount of $25,000 has been deposited with the Company's clearing agent. The deposit is designed to assure the Company's performance of its obligations under the agreement for services with the clearing agent.

NOTE C NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Company must maintain at all times a minimum net capital. Previously this consisted of the greater $50,000 or 6 2/3% of aggregate indebtedness; In September 2003, the Company reduced its net capital requirements to $5,000 and substantially cut back its operations. The Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2003.

Net Capital - Actual (Schedule I)	$ 25,023
Net Capital - Required (Schedule I)	5,000
Excess Net Capital	$ 20,023
Aggregate Indebtedness to Net Capital	.38 to 1

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2002.

Net Capital - Actual (Schedule II)	$ 169,281
Net Capital - Required (Schedule II)	50,000
Excess Net Capital	$ 119,281
Aggregate Indebtedness to Net Capital	1.76 to 1

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities during 2003 and 2002.

NOTE E RELATED PARTY TRANSACTIONS

The Company executes brokerage transactions for customers referred from an entity related through common ownership. Commissions earned on these transactions are recorded as revenues of the Company.

In addition, the Company has a management fee agreement with the above referenced entity that provides for personnel, facilities, and certain other operating expenses. Management fees incurred by the Company were approximately $281,000 and $611,000 in 2003 and 2002, respectively, and are assessed based upon the Company's ability to pay.

The Company loaned one of its members $29,000 in 2003, interest due at 10%, payable at maturity, December 12, 2004.

NOTE E RELATED PARTY TRANSACTIONS (CONTINUED)

The Company also pays an affiliated company a service fee on variable annuity products sold. In 2003 and 2002 approximately $10,000 and $210,000 in commissions were paid to the affiliate, respectively.

NOTE F CONCENTRATIONS AND CREDIT RISK

Credit Risk – The Company's bank balances, which were approximately $9,500 and $434,000 at December 31, 2003 and 2002 are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include broker-dealers, banks and other financial institutions. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counter party.

During 2003, a commission received on an investment banking transaction was 639,000 and expenses associated with the transaction were 619,000. This transaction represents 61% of revenues in 2003. During 2002, sales of annuity products represented approximately 73% of revenues ($715,000). In addition, one customer represented $335,000 of 2002 commissions on annuity sales or 30% of revenues.

NOTE G ACQUISITION OF MEMBER INTEREST

In October 2003, the Company paid $27,333 to reacquire a member's interest in the LLC.

NOTE H REDUCTION IN OPERATIONS

In September, 2003, the affiliated companies, that generate substantially all the revenues for Company, laid off a significant potion of their work force. As a consequence, the operations and revenues of the Company will be diminished in the future. The Company has amended its management agreements accordingly. In addition, as previously stated, the Company reduced its net capital requirements from $50,000 to $5,000.

WESTCOTT SECURITIES, L.L.C.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

TOTAL MEMBERS' EQUITY	$ 65,577
LESS NONALLOWABLE ASSETS	
Accounts receivable - Clearing Agent	(2,804)
Receivable from affiliate	(1,250)
Loan to member	(29,000)
Other assets	(7,500)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	25,023
HAIRCUTS ON SECURITIES	-
NET CAPITAL	25,023
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $5,000	5,000
EXCESS OF NET CAPITAL	$ 20,023
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2003)	
NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 25,023
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 25,023

WESTCOTT SECURITIES, L.L.C.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

TOTAL MEMBERS' EQUITY	$ 226,497
LESS NONALLOWABLE ASSETS	
Accounts receivable - Clearing Agent	(9,716)
Loan to member	(40,000)
Other assets	(7,500)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	169,281
HAIRCUTS ON SECURITIES	-
NET CAPITAL	169,281
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 119,281

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2002)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 169,281
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 169,281

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Harper & Pearson Company Certified Public Accountants
Professional Corporation

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3**

February 20, 2004

Members
Westcott Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Westcott Securities, L.L.C. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company

Houston, Texas